**UNITED STATES OF AMERICA**
**Before the**
**SECURITIES AND EXCHANGE COMMISSION**

**SECURITIES EXCHANGE ACT OF 1934**
**Release No. 74019 / January 9, 2015**

**ADMINISTRATIVE PROCEEDING**
**File No. 3-15993**

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|---|---|
| **In the Matter of**<br><br>**Accredited Business Consolidators Corp.,**<br>**AsherXino Corp.,**<br>**Bakers Footwear Group, Inc.,**<br>**Card Activation Technologies Inc.,**<br>**High Plains Gas, Inc., and**<br>**Pacific Copper Corp.,**<br><br>    **Respondents.** | **ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO HIGH PLAINS GAS, INC.** |

**I.**

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by High Plains Gas, Inc. ("High Plains Gas" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on July 31, 2014, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

**II.**

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to High Plains Gas, Inc. ("Order"), as set forth below.

## III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.     High Plains Gas (CIK No. 1327195) is a Nevada corporation located in Gillette, Wyoming.  At all times relevant to this proceeding, the securities of High Plains Gas have been registered under Exchange Act Section 12(g). As of June 30, 2014, the company's stock (symbol "HPGS") was quoted on OTC Link, had eleven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

      2.     High Plains Gas has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 2012.

## IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                             Brent J. Fields
                             Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.